Citigroup Global Markets Ltd

CIK ID: 0001012467

NFA ID: 291281

Please note that the submission of the SBSE – A/A Application Updates for 25 June 2026 have been made to the Principals;

Head of Business	Removed Paul Rayson

Also added CRD number for Silas Findley.

Many Thanks,

Zara Brown.

Zara.brown@citi.com